

Via U.S. Mail and Facsimile

Mail Stop 4631

April 23, 2010

Joseph Kwok
Chief Executive Officer
SeaCube Container Leasing Ltd.
1 Maynard Drive
Park Ridge, New Jersey 07656

> **Re:** **SeaCube Container Leasing Ltd.**
> **Registration Statement on Form S-1**
> **Filed March 29, 2010**
> **File No. 333-165752**

Dear Mr. Kwok:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We will process this filing and your amendments without price ranges. Since the price range triggers a number of disclosure matters, we will need sufficient time to process the amendment when it is included. Please understand that its effect on disclosure throughout the document may cause us to raise issues on areas not previously commented upon.

2. As indicated in the comment above, we note that you have omitted certain pricing-related information as well as other information from this filing. If you intend to rely on Rule 430A, please note that Rule 430A does not allow for the omission prior to effectiveness of amounts that may be computed based on the maximum number of shares offered and the mid-point of the offering price range, the number of shares to be offered or the number of shares to be sold by selling shareholders on the cover. In addition, please confirm that you will not circulate copies of the registration statement or the preliminary prospectus until you include an estimated price range, maximum number of shares, dollar amounts dependent upon the offering price that are based on the mid-point of the offering price range, and all other information except information you may exclude in reliance upon Rule 430A.

3. Prior to the effectiveness of the registration statement, please inform us as to whether or not the amount of compensation allowable or payable to the Underwriters has received clearance by FINRA.

Prospectus Cover Page

4. Please remove the term "joint book-running managers" on the cover page. We will not object to inclusion of the term on the back cover of the prospectus.

5. The disclosure in the fourth sentence of the initial paragraph is ambiguous and not consistent with Rule 421(d) of Regulation C. Clarify what you mean when you state that the Initial Shareholder is an entity primarily owned by certain private equity funds managed by an affiliate of Fortress Investment Group LLC.

6. You indicate the over-allotment shares will be provided by the issuer and the selling shareholder. However, we are unable to locate information concerning how the responsibility for supplying over-allotment shares will be allocated among the issuer and the selling shareholder. Please provide this information in the section entitled "Underwriting-Over-Allotment Option" or in another appropriate location.

Inside Front Cover Page

7. Please remove the dealer prospectus delivery obligation from the inside front cover. See Item 502(b) of Regulation S-K.

Prospectus Summary, page 1

8. The information contained in the summary is a repetition of a substantial portion of the information contained in the Business section. Please strive for a balanced presentation that avoids the use of repetitious disclosure. The summary should

provide a brief, non-repetitive, non-generic discussion of the most material aspects of your company and your offering. Reduce the amount of detail by carefully considering and identifying those aspects of the offering that are the most significant and determine how best to highlight those points in clear, plain language. For example, consider significantly reducing or deleting the subsections entitled "Competitive Strengths" on page 2, "Growth Strategy" on page 3 and "Industry Trends" on page 4.

9. Please provide a prominent, practical, and easy-to-understand discussion of your formation and organizational history on a pre- and post-offering basis. Investors may have difficulty understanding the disclosure at the top of page five, particularly the organization and relationship between the registrant, Seacastle Operating Company, Ltd, SeaCastle Inc., the affiliate of Fortress and Container Leasing International LLC. Include a concise discussion of the purpose and strategic aim of the March 2010 reorganization. Refer to Rule 421(d) of Regulation C.

10. Prior to the completion of this offering, all of the equity interests in Container Leasing International, LLC will be transferred to one of your wholly owned subsidiaries. Please provide a diagram in your filing which shows your organizational structure immediately prior to as well as after the corporate reorganization. This diagram should include Seacastle Operating Company Ltd., Seacastle Inc., Container Leasing International, LLC, and SeaCube Container Leasing Ltd. Your disclosures on page F-7 indicate that the corporate reorganization occurred in March 2010. Please revise your disclosures as necessary throughout the document to clarify that the reorganization has occurred rather than saying it will occur prior to the completion of the offering. Please also clarify whether you will have any other subsidiaries or operations aside from Container Leasing International, LLC subsequent to the reorganization.

11. Provide a prominent summary of the Shareholders Agreement that you will enter into with the Initial Shareholder. Tell us what consideration you have given to filing the Shareholders Agreement as an exhibit to the registration statement. See Item 601(b)(ii)(A) of Regulation S-K.

Summary Historical Consolidated Financial Data, page 8

12. You arrive at Adjusted EBITDA by adding collections on net investment in direct financing leases, net of interest earned, to net income (loss). Adjusted EBITDA is a measure of your operating performance used by management to focus on consolidated operating performance exclusive of income and expenses that relate to financing, income taxes, and capitalization of business. In this regard, it is not clear why collections on net investment in direct financing leases, net of interest

earned, which is included in cash flows from investing activities is included in your determination of Adjusted EBITDA. Please expand your disclosures to clarify how your determination of Adjusted EBITDA provides useful provides useful information to investors regarding your operating performance. Refer to Item 10(e)(1)(i)(c) of Regulation S-K.

Use of Proceeds, page 37

13. Provide a concise but meaningful description of the capital expenditures you plan to fund with the proceeds of the offering. Ensure that management's discussion addresses your plans for capital expenditures and the role of those capital expenditures in your business plans and the competitive need and effect that management perceives with respect to the planned capital improvements.

14. We note disclosure that the proceeds may be used for potential strategic investments and acquisitions. If proceeds are to be used to finance acquisitions of other businesses, please identify such businesses if known, or, if not known, the nature of the businesses to be sought, the status of any negotiations with respect to the acquisition and a brief description of such business pursuant to Instruction 6 to Item 504 of Regulation S-K.

15. You disclose that you may use a portion of the proceeds for repayment of a portion of outstanding indebtedness. Please tell us what consideration you gave as to whether pro forma information, including pro forma earnings per share, should also be provided related to the repayment of these loans.

Dividend Policy, page 38

16. You intend to pay regular quarterly dividends to your shareholders. Please clarify whether you intend to make a distribution to owners from the proceeds of the offering or whether any planned distribution exceeds current year earnings. If there is a planned distribution to owners which would be significant to reported equity, please present a pro forma balance sheet alongside the historical balance sheet reflecting the distribution accrual. Please also address what consideration you gave as to whether the $60 million distribution made in 2009 was in contemplation of the offering given that it exceeded earnings during the current year and whether pro forma per share data should be provided for the latest year giving effect to the number of shares whose proceeds would be necessary to pay the dividend.   Refer to SAB Topic 1:B.3.

Capitalization, page 39

17. Please clearly show how you are arriving at each as adjusted amount in the notes to your capitalization table. You should also disclose any significant estimates and/or assumptions used to arrive at each of these amounts.

Results of Operations, page 48

18. Your income statement reconciliations on page 48 from reported GAAP historical amounts to as adjusted for 2009 sale amounts for each of the two years ended December 31, 2009 appear to constitute full non-GAAP income statements. Please revise your presentation in order to prevent undue prominence being given on this non-GAAP information. If you continue to present these non-GAAP amounts elsewhere, please ensure that you provide the disclosures required by Item 10(e) of Regulation S-K. For additional guidance, please refer to Compliance and Disclosures Interpretation 102.10 which is available on our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm. Please also include a discussion regarding net income as determined under GAAP in addition to your current discussion of adjusted net income on pages 51 and 54.

19. The selected fleet data provided on page 9 shows that you had 604,434 average container units for the year ended December 31, 2008 and 550,688 average container units for the year ended December 31, 2009. You disclose that as part of the 2009 sale you sold 55,000 container units, which represents approximately 9% of your average container units for the year ended December 31, 2008. You state that the units sold generated approximately $82.5 million of equipment leasing revenue in 2008, which represents approximately 49% of your equipment leasing revenue in 2008. Please expand your discussion to explain why the sale of only 9% of your container units would lead to such a significant decrease in your equipment leasing revenue. In a similar manner, address the impact on your depreciation expense.

20. Please expand your equipment leasing revenue discussion to separately discuss revenue associated with refrigerated containers, dry containers, and generator sets. It would appear that each type of asset may experience different pricing and utilization trends. For example, we note that the 4% decrease on existing reefer per diems appears to have had a significant impact on your equipment leasing revenues from period to period.

Liquidity and Capital Resources, page 54

21. You expect that your cash flows from operations, principal collections on direct finance leases, existing credit facilities, and sales of older equipment will be

sufficient to meet your liquidity needs. Please expand your discussion to address your consideration of the following in making this determination:

- The 60% decline in cash provided by operating activities during the year ended December 31, 2009 compared to the year ended December 31, 2008;
- The decrease in cash and cash equivalents from $30.6 million at December 31, 2008 to $8 million at December 31, 2009; and
- The 41% decline in total revenues during the year ended December 31, 2009 compared to the year ended December 31, 2008.

22. Please disclose the expected amounts of future spending on capital expenditures, including whether the portions of the expected amounts are related to growth or maintenance.

Critical Accounting Policies

Leasing Equipment, page 61

23. You state that you account for initial direct costs in the acquisition of leases in accordance with the FASB Topic 840.   Please specifically discuss how you account for these initial direct costs and prepaid commissions separately for operating and direct finance leases, including the balance sheet and statement of operations line items that include these amounts. Please also discuss the nature of the initial direct costs that are deferred and amortized over the lease term and those that are expensed as incurred. Refer to ASC 840-20-25.

Leasing Equipment Held for Sale, page 62

24. It appears that this section is related to leasing equipment held for use rather than leasing equipment held for sale as the section heading implies. Please revise as necessary.

25. Please expand your disclosures regarding your impairment considerations regarding leasing equipment. Please expand your disclosures regarding your impairment considerations by addressing the following:

- Please disclose how you group these assets for purposes of considering whether an impairment exists. Refer to ASC 360-10-35-23 through 25;
- Please disclose how you determine when these assets should be tested for impairment, including what types of events and circumstances indicate impairment, and how frequently you evaluate for these types of events and circumstances; and

- To the extent that any of these assets or asset groups have expected undiscounted future cash flows that are not substantially in excess of the carrying values and to the extent that an impairment of these asset amounts, in the aggregate or individually, could materially impact your operating results or total member's interests, please provide the following disclosures related to those assets or asset groups:
    o The percentage by which the undiscounted cash flows exceed the carrying value;
    o The carrying value of these assets;
    o A description of the assumptions that drive the undiscounted cash flows;
    o A discussion of the uncertainty associated with the key assumptions. For example, to the extent that you have included assumptions in your projected cash flow model that materially deviate from your historical results, please include a discussion of these assumptions; and
    o A discussion of any potential events and/or circumstances that could have a negative effect on the undiscounted cash flows.

Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the SEC's Codification of Financial Reporting Policies for guidance.

Goodwill, page 63

26. In the interest of providing readers with a better insight into management's judgments in accounting for goodwill, please disclose the following:
    - The reporting unit level at which you test goodwill for impairment and your basis for that determination;
    - How you weight each of the methods used to value goodwill, including the basis for that weighting;
    - How the methodologies used for valuing goodwill in the current year have changed since the prior year; and
    - To the extent that any of your reporting units have estimated fair values that are not substantially in excess of the carrying value and to the extent that goodwill for these reporting units, in the aggregate or individually, if impaired, could materially impact your operating results or total member's interests, please provide the following disclosures for each of these reporting units:
    o Identify the reporting unit;
    o The percentage by which fair value exceeds the carrying value as of the most-recent step-one test;
    o The amount of goodwill;
    o A description of the assumptions that drive the estimated fair value;

       o   A discussion of the uncertainty associated with the key assumptions. For example, to the extent that you have included assumptions in your discounted cash flow model that materially deviates from your historical results, please include a discussion of these assumptions; and

       o   A discussion of any potential events and/or circumstances that could have a negative effect to the estimated fair value.

If you have determined that the estimated fair value substantially exceeds the carrying value for all of your reporting units, please disclose this determination. Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the SEC's Codification of Financial Reporting Policies for guidance.

Pending Adoption, page 64

27. In June 2009, the FASB issued authoritative guidance on the accounting for transfers of financial assets, which is effective for reporting periods beginning after November 15, 2009. You indicated that you are currently assessing the potential impact of adoption of ASU 2009-16, if any, on your consolidated financial statements. Please tell us if you have determined the impact that ASU 2009-16 as well as ASU 2009-17 will have on your consolidated financial statements. For example, please tell us if there is any impact of this guidance on the January 2009 sales transaction disclosed on page F-8. In addition, we remind you of the additional disclosures called for by SAB Topic 11:M in regards to the expected impact of recently issued accounting standards.

Customer Concentration, page 85

28. We note that Mediterranean Shipping accounted for approximately 15% of your 2009 revenue. We also note your risk factor disclosure on page 17 that loss of this significant customer could negatively affect your financial condition. Because you appear to be substantially dependent on your relationship with Mediterranean Shipping, please advise if you considered including a description of your contractual arrangements with Mediterranean Shipping and filing your agreement, if any, with that company as an exhibit. See Item 601(b)(10)(ii)(B) of Regulation S-K.

Management, page 86

Board of Directors, page 87

29. Please provide the disclosure required by Item 407(c)(2)(vi) and 407(h) of Regulation S-K.

30. You indicate that upon completion of the offering, your board will consist of seven directors. Summarize the status of your efforts to identify the directors and

obtain their consent to serve. Please also refer to Rule 438 of Regulation C and provide the appropriate consents of the director(s) you have selected or tell us when and how you propose to update your filing to include this information.

31. We note that you have omitted a significant amount of information relating to the compensation of your directors and named executive officers. Please be advised that Rule 430A does not permit you to omit this information. In your next amendment, please supply the information that you have left blank on pages 89-97.

Certain Relationships and Related Party Transactions, page 98

32. Tell us what consideration you have given to providing disclosure under Item 404 of Regulation S-K relating to the loan to the Initial Shareholder disclosed on page 50. Also tell us whether you considered filing the agreement evidencing the loan under Item 601 of Regulation S-K.

Principal and Selling Shareholders, page 101

33. Please provide a materially complete discussion of how the selling shareholder acquired the securities that you are registering on its behalf for resale. The background of the issuances to the selling shareholder and the nature of the arrangements, agreements, and relationships with the company should include, for each selling shareholder, a discussion of the date of the transaction in which the securities were sold, the amount of securities sold, the agreement(s) that evidence the sale and the instrument(s) that define the rights of the security holders

34. For Seacastle Operating Company Ltd., disclose the natural person or persons having sole or shared voting and investment control over the securities held by the beneficial owner. Please refer to Question 140.02 of the Regulation S-K Compliance & Disclosure Interpretations, which are available on our website.

Lock-Up of Our Common Shares, Page 122

35. Disclose whether the managing underwriters have any intent to shorten lock-ups or release them early.

36. Please file the lock-up agreement as an exhibit to the registration statement.

Financial Statements

Note 1. Description of Business and Basis of Presentation, page F-7

37. Please disclose what consideration was given to providing financial statements of the registrant, SeaCube Container Leasing Ltd.

38. Seacastle Operating Company Ltd. is a subsidiary of Seacastle Inc., an entity primarily owned by certain funds managed by an affiliate of Fortress Investment Group LLC. Container Leasing International, LLC is a wholly owned subsidiary of Seacastle Operating Company Ltd. In March 2010, Container Leasing International, LLC became an indirect, wholly owned subsidiary of SeaCube Container Leasing Ltd, which is the registrant and also a wholly owned subsidiary of Seacastle Operating Company Ltd.   Please expand your disclosures to clearly disclose the terms of the corporate reorganization in March 2010. Please clearly disclose what impact the reorganization will have on the financial statements included in the filing. It is not clear how you intend to retroactively adjust your capital accounts and corresponding earnings per share amounts as a result of the reorganization. It appears that membership interests in Container Leasing International, LLC were exchanged for the common stock of SeaCube Container Leasing Ltd. Please clarify. Please also address the following, as necessary:
    - Please clearly disclose the exchange rate that was used to determine the number of shares of common stock that will be received in exchange for member's interests units. You should disclose how you arrived at the appropriate exchange rates, including the factors that you considered. Please clarify if the same exchange ratio was used for all of the existing owners. If not, please disclose your accounting for any preferential rights or beneficial conversion features;
    - Please clarify whether any holders of member's interests will increase or decrease their proportionate ownership levels relative to other holders as a result of the reorganization; and
    - Please clarify whether anyone who is not an existing owner received shares of your common stock in the reorganization. If so, please tell us the terms under which these shares will be given to these non-existing owners, including if any consideration will be paid.

39. You provide disclosures on page 125 regarding the taxation of SeaCube Container Leasing Ltd. and its subsidiaries. Please clearly disclose in the notes to the financial statements what changes in taxation will occur as a result of the corporate reorganization, if any. Please also refer to the disclosures required by SAB Topic 1:B.2.

2009 Sale, page F-8

40. Please help us better understand your accounting of the January 20, 2009
    transaction by addressing the following:
    - Please disclose whether the sale was made to a third party or a related party.
      If it was a related party, please clearly disclose the nature of the relationship;
    - In conjunction with the sale of these assets you signed an administrative
      services agreement, whereby, for a ten-year term subject to a maximum 3 year
      extension at the option of the container owner, you have agreed to operate,
      lease and re-lease the containers and to act on the owners behalf as so
      directed. Please tell us what consideration you gave to the guidance in ASC
      840-20-40-3 through 5 in determining that this should be accounted for as a
      sales transaction. Your explanation should include a summary of any risks of
      ownership you retain;
    - Please tell us what consideration was given to the guidance in ASC 605-25 as
      far as allocating arrangement consideration between the sale of containers and
      generator sets and the administrative services agreement; and
    - Please help us understand how it was determined which containers and
      generator sets would be sold pursuant to this transaction. For example, please
      tell us if the containers and generator sets sold represented a division or any
      other grouping.

Note 2. Summary of Significant Accounting Policies, page F-9

General

41. Your disclosures on page 76 and throughout the filing indicate that the lessee is
    generally responsible for all operating costs including taxes, insurance and
    maintenance. Other revenue includes income earned on lessee paid repairs and
    maintenance. Your discussion of restricted cash indicates that restricted cash
    includes maintenance deposits and security deposits received from lessees
    pursuant to the terms of various lease agreements. In this regard, please address
    the following:
    - Please expand your disclosures to address the terms of the arrangements in
      which you record income earned on lessee paid repairs and maintenance as
      well as why and when you record income on lessee paid repairs and
      maintenance given that the lessees are generally responsible. Please also
      consider disclosing the amount of revenue recorded each period related to
      lessee paid repairs and maintenance; and
    - Please tell us the terms of arrangements in which you receive maintenance
      deposits from customers as well as why you receive them. Please disclose
      where these deposits are recorded on your balance sheet and correspondingly
      how you reflect changes in these amounts as well as security deposit amounts
      on your cash flow statements. Please also tell us the amounts reported for

       each period presented on your balance sheet for maintenance deposits and security deposits as well as the amounts reported on your cash flow statements related to each of these deposits.

42. You discuss a loan made to your initial shareholder in 2009 on page 50. Please disclose how you account for this loan, including where it is reflected on your balance sheets.

Leasing Assets Held for Sale, page F-11

43. Please provide the disclosures required ASC 205-20-50, which should include the carrying amount of assets held for sale.

Management Services, page F-12

44. All billings generated for investors net of expenses incurred on behalf of the investors (net of the management fees earned) are recorded as a payable to the investors. The payable to the investors is netted against the amounts due from the customers relating to managed equipment and recorded within accrued expenses and other liabilities. Please expand your disclosures to address what consideration you gave to ASC 210-20-45 in determining net presentation is appropriate.

Note 3. Leasing Activity, page F-16

Equipment Leasing Revenue, page F-17

45. Please disclose how you account for (a) step rent provisions and escalation clauses and (b) capital improvement funding and other lease concessions, which may be present in your leases. If, as we assume, each of these items is included in computing your minimum lease revenues and the minimum lease revenues are recognized on a straight-line basis over the minimum lease term, the note should so state. If our assumption is incorrect, please tell us how you considered the provisions in ASC 840-20-25 in reaching the conclusions you did regarding your accounting treatment.

Finance Revenue, page F-17

46. Please disclose the amounts of initial direct costs incurred related to your direct financing leases as well as the executory costs included in minimum lease payments. Please also disclose the accumulated allowance balances for uncollectible minimum lease payments receivable as of each balance sheet date. Please clarify in your disclosure how unguaranteed residual values are reflected in the components of your net investment in finance leases. Refer to ASC 840-30-50-4 and ASC 840-10-55-47.

Note 5. Borrowings

Covenants, page F-20

47. Please disclose the specific terms of any material debt covenants with any
required ratios. Please disclose the actual ratios as of each reporting date for any
material debt covenants for which it is reasonably likely that you will not be able
to meet such covenants. Please also consider showing the specific computations
used to arrive at the actual ratios with corresponding reconciliations to US GAAP
amounts. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350
and Compliance and Disclosures Interpretation 102.09 which is available on our
website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

Note 7. Income Taxes, page F-25

48. Since Container Leasing International, LLC is a single-member LLC, you have
provided for taxation as if it was a stand-alone entity. Please help us understand
why there would be no provision for income taxes during each of the two years
ended December 31, 2008.

Note 8. Commitments and Contingencies

Guarantees and Indemnifications, page F-28

49. Please tell us what consideration you gave to SAB Topic 5:J as far as determining
whether the Seacastle Credit Facility should be reflected on your financial
statements given that you are a guarantor of this debt.

Note 10. Shareholders' Equity and Share Based Payments, page F-29

50. Please provide us an analysis of all equity issuances since January 1, 2009 as well
as any planned equity issuances in connection with the offering. In this regard,
your disclosures on pages 7 and 39 indicate that there may be some equity
issuances prior to the offering. This should include issuances for Container
Leasing International, LLC, SeaCube Container Leasing Ltd, and Seacastle
Operating Company Ltd. For each transaction,

- identify the parties, including any related parties;
- the purpose of the issuance;
- how you accounted for the issuance.
- the nature of the consideration;
- the fair value and your basis for determining the fair value; and
  - Indicate whether the fair value was contemporaneous or
    retrospective.

        o   To the extent applicable, reconcile the fair values you used for equity transactions to the fair value indicated by the anticipated IPO price.

- For equity transactions in which your Board of Directors estimated the fair value, please provide us with a detailed explanation of the significant factors, assumptions, and methodologies used in determining fair value.

We will not be able to complete our evaluation of your response until the IPO range has been disclosed.

Note 14. Related Party Transactions, page F-32

51. Please disclose the method used to allocate expenses from the parent for each type of expense. Please disclose, if true, that you believe the methods used to allocate expenses from the parent are reasonable. Please also disclose the estimated amount of expenses that would have been incurred for each period presented had you been an unaffiliated entity or state an estimate is not practicable. Refer to Question 2 of SAB Topic 1:B.1.

Note 16. Subsequent Events, page F-35

52. Please provide the disclosures required by ASC 855-10-50.

Exhibit 23.2

53. Please make arrangements with Ernst and Young LLP to provide a currently dated consent and have them correct their references to their report date, which it appears should be March 29, 2010. The current consent is dated March 29, 2009. Please also ensure that the updated consent refers to the correct registration statement number.

*   * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Nudrat Salik, Staff Accountant at (202) 551-3692 or Rufus Decker, Accounting Branch Chief at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or me at (202) 551-3397 with any other questions.

Sincerely,

Jay Ingram
Legal Branch Chief

cc: Joseph A. Coco, Esq. (*Via facsimile 917/777-3050*)
        Skadden, Arps, Slate, Meagher & Flom LLP
        Four Times Square
        New York, New York 10036-6522